UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 5)

NEW RIVER PHARMACEUTICALS INC.
(Name of Subject Company)

SHUTTLE CORPORATION SHIRE PLC
(Names of Filing Persons – Offeror)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

648468205
(Cusip Number of Class of Securities)

Tatjana May General Counsel Shire plc Hampshire International Business Park, Chineham, Basingstoke, Hampshire, England, RG24 8EP Telephone: +44 1256 894 000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
John J. McCarthy, Jr. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☒	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

CUSIP No. 648468205	13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shuttle Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,717,806 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,717,806 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,717,806 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.4% (2)
14	TYPE OF REPORTING PERSON* CO

(1)	Includes Shares tendered in the Offer by 12:00 Midnight, New York City time, on Tuesday, April 17, 2007 (not including Shares delivered through notices of guaranteed delivery).

(2)	Calculated based on 37,051,564 Shares outstanding as of April 18, 2007, as reported by New River’s transfer agent.

CUSIP No. 648468205	13D	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Shire plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 35,717,806 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 35,717,806 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,717,806 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 96.4% (2)
14	TYPE OF REPORTING PERSON* OO

(1)	Includes Shares tendered in the Offer by 12:00 Midnight, New York City time, on Tuesday, April 17, 2007 (not including Shares delivered through notices of guaranteed delivery).

(2)	Calculated based on 37,051,564 Shares outstanding as of April 18, 2007, as reported by New River’s transfer agent.

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) originally filed on March 2, 2007 by Shire plc, a public limited company incorporated under the laws of England and Wales (“Shire”), and Shuttle Corporation, a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Shire, relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of New River Pharmaceuticals Inc., a Virginia corporation (“New River”), at $64.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 2, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 5 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“The Offer expired at 12:00 Midnight, New York City time, on Tuesday, April 17, 2007. According to the Depositary, as of 12:00 Midnight, New York City time, on April 17, 2007, a total of approximately 35,717,806 Shares were validly tendered to Purchaser and not withdrawn (not including Shares delivered through notices of guaranteed delivery), representing approximately 96.4% of the Shares outstanding. Purchaser has accepted all Shares that were validly tendered and not withdrawn prior to expiration of the Offer for payment pursuant to the terms of the Offer, and payment for such Shares will be made promptly in accordance with the terms of the Offer.

On April 18, 2007, Shire issued a press release announcing the results of the Offer and announced its intention to effect, pursuant to the terms of the Merger Agreement, the Merger under the short-form merger provisions of the VSCA without prior notice to, or any action by, any other New River shareholder. At the Effective Time, each outstanding Share (other than (i) Shares owned by any wholly owned subsidiary of New River and any Shares owned by Shire, Purchaser or any wholly owned subsidiary of Shire, which shall be cancelled, or (ii) Shares owned by New River shareholders who have properly demanded appraisal under the VSCA) will be converted into the right to receive the same $64.00 in cash per Share, without interest and less any required withholding taxes, that was paid in the Offer.

The full text of Shire’s April 18, 2007 press release is attached hereto as Exhibit (a)(12).”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(12) Press release issued by Shire dated April 18, 2007.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: April 18, 2007

SHUTTLE CORPORATION

By:	/s/ Matthew Emmens
Name: Matthew Emmens
Title: President

SHIRE PLC

By:	/s/ Matthew Emmens
Name: Matthew Emmens
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
(a)(12)	Press release issued by Shire dated April 18, 2007.